Exhibit 99.2*

37 CAPITAL INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2022
Jackpot Digital Inc.	$(33,401)	(29,427)	0	0	(62,828)
Jacob H. Kalpakian	(0)	(38,828)	24,718	0	(14,110)

2021
Jackpot Digital Inc.	$(155,644)	(27,101)	149,344	0	(33,401)
Jacob H. Kalpakian	(153,290)	(44,515)	197,805	0	0

2020
Jackpot Digital Inc.	$(130,444)	(25,200)	0	0	(155,644)
Jacob H. Kalpakian	(160,643)	0)	7,353	0	(153,290)